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                             December 13, 2023

       Bin Vincent Xue
       Chief Executive Officer
       Webuy Global LTD
       35 Tampines Street 92
       Singapore 528880

                                                        Re: Webuy Global LTD
                                                            Draft Registration
Statment on Form F-1
                                                            Submitted December
8, 2023
                                                            CIK No. 0001946703

       Dear Bin Vincent Xue:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services